06005001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigant Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree Street, NE, Suite 1900
(No. and Street)

Atlanta (City) Georgia (State) 30361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan W. Berger (404) 602-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan W. Berger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jonathan W Berger
Signature

Managing Director
Title

Mandy Ann Williams
Notary Public

Mandy Ann Williams
Notary Public, Fulton County, Georgia
My Commission Expires February 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Managing Member
Navigant Capital Advisors, LLC:

We have audited the accompanying statements of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2006

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash	$	2,385,987	841,544
Accounts receivable, net of allowance for doubtful accounts of $18,555 and $30,950 as of December 31, 2005 and 2004, respectively		1,925,786	1,487,368
Prepaid expense		7,522	—
Receivable from parent company		1,125,450	—
Intangible assets, net of accumulated amortization of $8,438		36,563	—
Total assets	$	5,481,308	2,328,912
Liabilities and Member's Equity			
Accrued liabilities	$	84,950	27,053
Unearned revenue		552,456	—
Payable to parent company		—	207,455
Total liabilities		637,406	234,508
Member's equity		4,843,902	2,094,404
Total liabilities and member's equity	$	5,481,308	2,328,912

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Revenues before reimbursements	$	8,365,400	2,914,767
Reimbursements		371,147	23,647
Total revenues		8,736,547	2,938,414
Costs of services:			
Costs of services before reimbursable expenses		2,350,690	453,752
Reimbursable expenses		371,147	23,647
Total costs of services		2,721,837	477,399
General and administrative expenses:			
Occupancy		269,371	52,806
Bad debt expense		(21)	18,450
Amortization expense		8,438	—
Other general and administrative expenses		237,424	91,774
Total general and administrative expenses		515,212	163,030
Net income	$	5,499,498	2,297,985

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2005 and 2004

		Capital	Accumulated earnings	Distributed to member	Total
Balance at December 31, 2003	$	55,000	191,419	—	246,419
Net income		—	2,297,985	—	2,297,985
Distribution to member		—	—	(450,000)	(450,000)
Balance at December 31, 2004		55,000	2,489,404	(450,000)	2,094,404
Net income		—	5,499,498	—	5,499,498
Distribution to member		—	—	(2,750,000)	(2,750,000)
Balance at December 31, 2005	$	55,000	7,988,902	(3,200,000)	4,843,902

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	5,499,498	2,297,985
Adjustment to reconcile net income to net cash provided by operating activities:			
Amortization expense		8,438	—
Provision for bad debts		(21)	18,450
Changes in asset and liabilities:			
Accounts receivable		(438,398)	(1,422,110)
Prepaid expense		(7,522)	—
Due to/from parent company		(1,332,905)	(317,923)
Unearned revenue		552,456	—
Accrued liabilities		57,897	26,267
Net cash provided by operating activities		4,339,443	602,669
Cash flows from investing activities:			
Purchase of trade name rights		(45,000)	—
Net cash used in investing activities		(45,000)	—
Cash flows from financing activities:			
Distribution to member		(2,750,000)	(450,000)
Net cash used in financing activities		(2,750,000)	(450,000)
Net increase in cash		1,544,443	152,669
Cash at beginning of year		841,544	688,875
Cash at end of year	$	2,385,987	841,544

See accompanying notes to financial statements.

(1) Organization

Navigant Capital Advisors, LLC (the Company), also doing business as Sextant Corporate Finance, is a wholly owned subsidiary of Navigant Consulting, Inc. (NCI). The Company was organized as a limited liability company. The Company changed its name from Navigant Consulting Energy Capital, LLC to Navigant Consulting Capital, LLC on August 26, 2003 and then to Navigant Capital Advisors, LLC on March 29, 2005. The Company is a member of the National Association of Securities Dealer (the NASD). The Company provides financial advisory services for private placements and mergers and acquisitions.

"Navigant" is a service mark of Navigant International, Inc. NCI is not affiliated, associated, or in any way connected with Navigant International, Inc. and NCI's use of "Navigant" is made under license from Navigant International, Inc.

(2) Summary of Significant Accounting Policies

(a) Preparation of Financial Statements

The Company's financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company recognizes revenue as the related professional services are provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. There are also client engagements where the Company is paid a fixed amount for its services. This may be one single amount covering the whole engagement or several amounts for various phases or functions. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenues are then recognized based on output measures on a percentage of completion basis or straight-line over the term of the agreement. From time to time, the Company earns incremental revenues, in addition to hourly or fixed fee billings. These incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

Total revenues include reimbursable costs which are billed to customers. These reimbursable costs are recorded as a component of cost of services.

(d) Income Taxes

The Company is a single member limited liability company under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's member.

(Continued)

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(3) Related-party Transactions

The Company has a service agreement (the Agreement) with NCI. Under the terms of the Agreement, NCI agrees to provide to the Company consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time, provided that the Company shall have supervisory authority for persons registered with the NASD as representatives and principals of the Company to the extent required under NASD rules. NCI invoices the Company on a periodic basis, generally monthly, for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage mark up for fringe, facilities, and operating expenses based upon the terms of the Agreement. At December 31, 2004, the Company owed NCI $207,455, which is recorded as a payable to parent company in the statement of financial condition. At December 31, 2005, NCI owed the Company $1,125,450, which is recorded as a receivable from parent company in the statement of financial condition. The receivable from the parent company is primarily related to cash received by the parent company on behalf of the Company from the Company's clients.

(4) Intangible Assets

Intangible assets consist of $36,543, net of accumulated amortization, related to trade name rights of Navigant. The Company is amortizing the trade name over four years.

(5) Net Capital Requirements under SEC Rule 15c3-1

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $42,493 at December 31, 2005, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2005, the Company's net capital was $1,748,581, which was $1,706,088 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .36 to 1.

(6) Reserve Requirement under SEC Rule 15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities* (Rule 15c3-3), requires, among other things, every broker or dealer to perform a periodic computation of Reserve Requirement unless such broker or dealer is exempted under the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from such reserve requirement computation.

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Computation of net capital:		
Total member's equity	$	4,843,902
Deduct:		
Nonallowable assets:		
Accounts receivable, net		1,925,786
Receivable from parent company		1,125,450
Prepaid expense		7,522
Intangible assets, net		36,563
Total nonallowable assets		3,095,321
Net capital		1,748,581
Minimum net capital requirement		42,493
Net capital in excess of requirement	$	1,706,088
Aggregate indebtedness (1)	$	637,406
Ratio of aggregate indebtedness of net capital		36%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on February 28, 2006.

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(i) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant does not carry securities accounts for customers or perform custodial functions relating to customer securities.

(1) Aggregate indebtedness consists of accounts payable, accrued expenses, unearned revenue, and other liabilities.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Managing Member
Navigant Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Navigant Capital Advisors, LLC (the Company), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2006